UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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06003520

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hartford Equity Sales Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Hopmeadow Street
(No. and Street)

Simsbury	Connecticut	06089
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Boains — (860) 843-3911
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

185 Asylum Street	Hartford	Connecticut	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 27 2006
THOMSON FINANCIAL

SEC MAIL RECEIVED
FEB 27 2006

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (6-02)

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

TABLE OF CONTENTS

AFFIRMATION

I, Douglas Boains, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hartford Equity Sales Company, Inc. as of and for the year ended December 31, 2005 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, member, or director has any proprietary interest in any account classified solely as that of a customer.

Douglas Boains 2/23/06

Signature Date

Controller

Title

Subscribed and sworn before me on this 23rd day of February, 2006.

Kimberly A. Ehlinger

Notary Public

OFFICIAL SEAL
Notary Public, Connecticut
County of Hartford
KIMBERLY A. EHLINGER
My Commission Expires Dec. 31, 2010

Deloitte.

Deloitte & Touche LLP
City Place I, 33rd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 280 3000
Fax: +1 860 280 3051
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hartford Equity Sales Company, Inc.:

Simsbury, Connecticut

We have audited the accompanying statement of financial condition of Hartford Equity Sales Company, Inc. (the "Company") as of December 31, 2005, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartford Equity Sales Company, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (g) listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2006

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS	
Cash	$ 297,101
Due from affiliates	38,703
Investment in affiliate	5,000
Income Tax receivable from affiliate	9,558
Mutual fund commissions receivable	25,382
TOTAL ASSETS	$ 375,744
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Due to affiliates	$ 54,769
Commissions payable	20,306
Total liabilities	75,075
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value; 250 shares authorized and outstanding	25,000
Additional paid-in capital	5,000
Retained earnings	270,669
Total stockholder's equity	300,669
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 375,744

See notes to financial statements.

HARTFORD EQUITY SALES COMPANY, INC.

(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Variable insurance products commission income	$ 62,012,080
Mutual funds commission income	206,565
Other income	344,807
Total revenues	62,563,452
EXPENSES:	
Variable insurance products commission expense	62,012,080
Mutual funds commission expense	102,079
Other expense	344,807
Total expenses	62,458,966
INCOME BEFORE INCOME TAXES	104,486
PROVISION FOR INCOME TAXES	36,570
NET INCOME	$ 67,916

See notes to financial statements.

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 67,916
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Increase in due from affiliates	(9,590)
Increase in receivables	(2,541)
Increase in tax receivables	(2,608)
Increase (decrease) in operating liabilities:	
Increase in due to affiliates	20,239
Increase in commissions payable	2,033
Net cash provided by operating activities	75,449
NET INCREASE IN CASH	75,449
CASH, Beginning of year	221,652
CASH, End of year	$ 297,101
Supplemental cash flow disclosures:	
Income tax payments (paid to parent)	$ 39,178

See notes to financial statements.

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2004	$ 25,000	$ 5,000	$ 202,753	$ 232,753
Net income	-	-	67,916	67,916
BALANCE, DECEMBER 31, 2005	$ 25,000	$ 5,000	$ 270,669	$ 300,669

See notes to financial statements.

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Hartford Equity Sales Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Hartford Financial Services, LLC, which is ultimately a subsidiary of Hartford Life, Inc. (the "Parent"). Hartford Life, Inc. is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford").

The Company serves as the distributor and principal underwriter for certain variable annuity contracts and variable life insurance policies issued by the Parent and its affiliates. The Company receives compensation and commission income on contracts sold and pays commissions to its registered representatives on variable life and annuity business.

The Company also serves as a selling agent for The Hartford Mutual Funds, Inc. (the "Funds"). The Company receives compensation and pays commissions on sale of shares of the Funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

Cash – Cash represents amounts on deposit in a commercial bank checking account.

Investment in Affiliate – The Company, along with other affiliates, formed the Insured Security Option Plan Financing Company Partnership (the "Partnership") on April 6, 1998. The Company contributed $5,000 to the Partnership and became a limited partner. The Company's investment in the Partnership is accounted for under the cost method of accounting. Under the terms of the Partnership agreement, the Company did not receive any allocations of the Partnership's net income during the year ended December 31, 2005.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables, and payables, approximate their fair values because of the short-term maturities of these assets and liabilities.

Commissions – Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

3. RELATED-PARTY TRANSACTIONS

The Company acts as a distributor and underwriter for insurance contracts issued by its affiliates. The Company receives reimbursements from its Parent for certain expenses incurred in performing these functions. For the year ended December 31, 2005, the total variable product expense reimbursement

recorded as revenue was $62,012,080 and the total general expense reimbursement recorded was $344,807.

The Company received 12b-1 Trail Commissions in the amount of $111,760 from Hartford Investment Financial Services Company ("HIFSCO") for the year ended December 31, 2005.

The Company has an administrative service agreement with affiliates of the Parent. In accordance with the agreement, the Company receives $10,000 per year as compensation for certain administrative services provided by the Company for the Parent, which is included in the total general expense reimbursement amount above.

Management believes intercompany transactions are calculated on a reasonable basis, however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

4. INCOME TAXES

In accordance with the terms of a Tax Allocation Agreement with affiliates of the Parent, the Company is included in the consolidated U.S. federal income tax return filed by the Parent. The Company will remit to or receive from the Parent, the income tax expense or benefit computed as if the Company filed a separate federal income tax return in accordance with the formal tax-sharing agreement between the Parent and its subsidiaries.

The Company accounts for income taxes using the asset and liability method of accounting for income taxes under SFAS 109. Under this statement, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations. The components of the Company's incurred income taxes are presented below:

	2005
Current	$ 36,570
Deferred	-
Total	$ 36,570

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital, which requires that the Company maintains minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness as defined. At December 31, 2005, the Company had net capital of $222,026, which was $217,021 in excess of its required net capital of $5,005.

6. COMMITMENTS AND CONTINGENCIES

Litigation

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts.

Mutual Fund Class Action Litigation

Hartford Mutual Fund Fee Class Action Litigation, United States District Court, District of Connecticut. These are five consolidated putative national class actions in which plaintiffs make "direct claims" on behalf of investors in Hartford's retail mutual funds and "derivative claims" on behalf of the retail mutual funds themselves. Plaintiffs allege that excessive or inadequately disclosed fees were charged to investors, that certain fees were used for improper purposes, and that undisclosed, improper or excessive payments were made to brokers. The defendants in these cases include various Hartford entities, Hartford's retail mutual funds, and the directors of the retail mutual funds. Plaintiffs filed a consolidated, amended complaint on October 20, 2004. The defendants moved to dismiss the complaint on December 20, 2004. Briefing on the motion is complete, and the court has not established a hearing date. The court has not yet decided whether or to what extent discovery will proceed while the motion to dismiss is pending.

Mutual Fund and Investment Product Regulatory Developments

There continues to be significant federal and state regulatory activity relating to financial services companies, particularly mutual funds companies. These regulatory inquiries have focused on a number of mutual fund issues, including market timing and late trading, revenue sharing and directed brokerage, fees, transfer agents and other fund service providers, and other mutual fund related issues. Hartford Life, Inc., Hartford Life Insurance Company and Subsidiaries (collectively "Hartford Life") has received requests for information and subpoenas from the SEC, subpoenas from the New York Attorney General's Office, a subpoena from the Connecticut Attorney General's Office, requests for information from the Connecticut Securities and Investments Division of the Department of Banking, and requests for information from the New York Department of Insurance, in each case requesting documentation and other information regarding various mutual fund regulatory issues. Hartford Life continues to cooperate fully with these regulators in these matters.

The SEC's Division of Enforcement and the New York Attorney General's Office are investigating aspects of Hartford Life's variable annuity and mutual fund operations related to market timing. Hartford Life continues to cooperate fully with the SEC and the New York Attorney General's Office in these matters. Hartford Life's mutual funds are available for purchase by the separate accounts of different variable universal life insurance policies, variable annuity products, and funding agreements, and they are offered directly to certain qualified retirement plans. Although existing products contain transfer restrictions between sub-accounts, some products, particularly older variable annuity products, do not contain restrictions on the frequency of transfers. In addition, as a result of the settlement of litigation against Hartford Life with respect to certain owners of older variable annuity products, Hartford Life's ability to restrict transfers by these owners has, until recently, been limited. Hartford Life has executed an agreement with the parties to the previously settled litigation which, together with separate agreements between these contract owners and their broker, has resulted in the exchange or surrender of substantially all of the variable annuity contracts that were the subject of the previously settled litigation. Pursuant to an agreement in principle reached in February 2005 with the board of directors of the mutual funds, Hartford Life has indemnified the affected mutual funds for material harm deemed to have been

caused to the funds by frequent trading by these owners for the period from January 2, 2004 through December 31, 2005. Hartford Life does not expect to incur additional costs pursuant to this agreement in principle in light of the exchange or surrender of these variable annuity contracts.

The SEC's Division of Enforcement also is investigating aspects of Hartford Life's variable annuity and mutual fund operations related to directed brokerage and revenue sharing. Hartford Life discontinued the use of directed brokerage in recognition of mutual fund sales in late 2003. Hartford Life continues to cooperate fully with the SEC in these matters.

Hartford Life has received subpoenas from the New York Attorney General's Office and the Connecticut Attorney General's Office requesting information relating to Hartford Life's group annuity products, including single premium group annuities used in maturity or terminal funding programs. These subpoenas seek information about how various group annuity products are sold, how Hartford Life selects mutual funds offered as investment options in certain group annuity products, and how brokers selling Hartford Life's group annuity products are compensated. Hartford Life continues to cooperate fully with these regulators in these matters.

To date, none of the SEC's and New York Attorney General's market timing investigation, the SEC's directed brokerage investigation, or the New York Attorney General's and Connecticut Attorney General's Single Premium group annuity investigation has resulted in the initiation of any formal action against Hartford Life by these regulators. However, Hartford Life believes that the SEC, the New York Attorney General's Office and the Connecticut Attorney General's Office are likely to take some action against Hartford Life at the conclusion of the respective investigations. Hartford Life is engaged in active discussions with the SEC, the New York Attorney General's Office and the Connecticut Attorney General's Office regarding the potential resolution of matters under investigation. However, the potential timing of any such resolution or the initiation of any formal action by any of these regulators is difficult to predict. Hartford Life recorded a charge of $66 million to establish a reserve for the market timing and directed brokerage matters in the first quarter of 2005. Based on recent developments, Hartford Life recorded an additional charge of $36 million in the fourth quarter of 2005 to increase the reserve for market timing, directed brokerage, and single premium group annuity matters. This reserve is an estimate; in view of the uncertainties regarding the outcome of these regulatory investigations, as well as the tax-deductibility of payments, it is possible that the ultimate costs to Hartford Life of these matters could exceed the reserve by an amount that would have a material adverse effect on Hartford Life's consolidated results of operations or cash flows in a particular quarterly or annual period. It is reasonably possible that the Company, an indirect subsidiary of Hartford Life, may ultimately be liable for all or a portion of the ultimate cost to Hartford Life. However, the ultimate liability of the Company, if any, is not reasonably estimable at this time.

On June 23, 2005, Hartford Life received a subpoena from the New York Attorney General's Office requesting information relating to purchases of Hartford Life's variable annuity products, or exchanges of other products for Hartford Life's variable annuity products by New York residents who were 65 or older at the time of the purchase or exchange. On August 25, 2005, Hartford Life received an additional subpoena from the New York Attorney General's Office requesting information relating to purchases of or exchanges into Hartford Life's variable annuity products by New York residents during the past five years where the purchase or exchange was funded using funds from a tax-qualified plan or where the variable annuity purchased or exchanged for was a sub-account of a tax-qualified plan or was subsequently put into a tax-qualified plan. Hartford Life is cooperating fully with the New York Attorney General's Office in these matters.

On July 14, 2005, Hartford Life received an additional subpoena from the Connecticut Attorney General's Office concerning Hartford Life's structured settlement business. This subpoena requests

information about Hartford Life's sale of annuity products for structured settlements, and about the ways in which brokers are compensated in connection with the sale of these products. Hartford Life is cooperating fully with the New York Attorney General's Office and the Connecticut Attorney General's Office in these matters.

Reimbursement

In the event that the litigation or regulatory matters noted above result in an unfavorable outcome, the Company would receive reimbursement from Hartford Life Insurance Company.

* * * * *

Schedule (g)

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2005

STOCKHOLDER'S EQUITY	$ 300,669
LESS NONALLOWABLE ASSETS – Due from affilitates and other assets	(78,643)
NET CAPITAL	222,026
MINIMUM NET CAPITAL REQUIRED TO BE MAINTAINED (GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $75,075)	5,005
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 217,021
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.34:1

NOTE: No material differences exist between the computation of net capital above and that included in the Company's unaudited December 31, 2005 quarterly Focus Part II A filing.

Schedule (h)

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2005

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Deloitte.

Deloitte & Touche LLP
City Place I, 33rd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 280 3000
Fax: +1 860 280 3051
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hartford Equity Sales Company, Inc.:

Simsbury, Connecticut

We have audited the accompanying statement of financial condition of Hartford Equity Sales Company, Inc. (the "Company") as of December 31, 2005, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartford Equity Sales Company, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (g) listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2006

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatement due to error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 23, 2006